SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 4 November 2010

BT Group PLC

(Translation of registrant's name into English)

BT Group PLC
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

November 4, 2010
BT Group plc

IMPACT OF THE GOVERNMENT'S DECISION REGARDING FUTURE PENSION INDEXATION ON THE BT PENSION SCHEME

BT today announced the impact of the Government's decision that the Consumer Prices Index (CPI), rather than Retail Prices Index (RPI), will be used as the basis for determining the rate of inflation for the statutory revaluation and indexation of occupational pension rights.

Following a detailed legal and actuarial review, BT and the Trustee of the BT Pension Scheme (the Scheme) agree that under the Scheme Rules the decision has the following impact:

•
For members of sections A and B of the Scheme - CPI will be used to determine both the future revaluation of preserved pensions for all members who leave BT prior to retirement (deferred members) and the rate of inflationary increase applied to pensions in payment.

•
 For members of section C - CPI will be used to determine the future revaluation of preserved pensions for deferred members. The wording of the Scheme Rules is different for section C pensions in payment. BT and the Trustee are taking further legal advice as to whether pensions in payment for section C members will be affected by the Government announcements made to date. RPI will continue to be used and assumed for these members until this review is complete.

Due to the Scheme's history many of the Scheme Rules reflect those of public sector schemes, and so the increase set by the Government automatically applies as detailed above. No further legislation is required and the Scheme Rules remain unchanged.

The Government's decision does not affect the accrual of benefits for employees while they are active members of the Scheme.

The impact of this decision reduces the IAS 19 accounting valuation of the Scheme's liabilities by around £2.9bn and at 30 September 2010 BT's total IAS 19 pensions deficit was £5.2bn (£3.8bn, net of tax) compared with £7.9bn (£5.7bn, net of tax) at 30 June 2010.

The decision will also impact the next triennial funding valuation due to be carried out at 31 December 2011, although it has no impact on the current recovery plan agreed between BT and the Trustee under which BT will continue to pay deficit contributions of £525m in 2010 and 2011. Any reduction in the funding deficit due to this announcement will reduce the number of years of any future recovery plan.

The 2008 funding valuation and recovery plan remain under review by the Pensions Regulator.

Notes to Editors:

1.	The BT Pension Scheme (BTPS) is a defined benefit (DB) scheme and was closed to new members on 1 April 2001.

2.	A summary of the different sections of the Scheme are set out below:
	Sections A & B	Section C

Membership	Relates to employees who joined BT before 31 March 1986	Relates to employees who joined BT between 1 April 1986 and 31 March 2001

Members (000s) at 30 September 2010:
Actives	25	28
Deferreds	48	43
Pensioners	175	12
Total	248	83

Proportion of total IAS19 accounting liability	Around 80%	Around 20%

3.
The IAS 19 net pension position at 30 September 2010 was a deficit of £3.8bn net of tax (£5.2bn gross of tax). The value of BTPS liabilities at this date was £40.0bn, based on an AA bond rate of 5.0% and an inflation rate (RPI) of 3.0%. For the purposes of the IAS 19, CPI has been assumed to be on average 0.75% p.a. lower than RPI in the long term, with a difference of 1.0% p.a. for the next five years. Since 1996, CPI has on average been around 0.9% p.a. below RPI.

4.
The IAS 19 net pension position at 30 June 2010 was a deficit of £5.7bn net of tax (£7.9bn gross of tax). The value of BTPS liabilities at this date was £41.7bn, based on an AA bond rate of 5.30% and an inflation rate of 3.10%.

5.	There is no impact from the Government's decision on BT's IAS 19 operating charge and net interest on pensions for 2010/11.
6.
Under the current recovery plan, which is under review by the Pensions Regulator, BT will make deficit payments of £525m p.a. for the first three years of the 17  year recovery plan, the first payment of which was made in December 2009.  The payment in the fourth year will be £583m, then increasing at 3% p.a.

7.	The next funding valuation is due to be performed at 31 December 2011.

For further information

Enquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.btplc.com/News

About BT

BT is one of the world's leading providers of communications solutions and services operating in more than 170 countries.  Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to our customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services.  BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.

In the year ended 31 March 2010, BT Group's revenue was £20,911 million.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group.  BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.bt.com/aboutbt

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------

Patricia Day, Assistant Secretary.

Date 4 November 2010